UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2014

Guadalajara, Jalisco, Mexico, February 27, 2015 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the fourth quarter ended December 31, 2014. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of 4Q14 vs. 4Q13:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 29.3 million, or 2.3%. Total revenues decreased 0.5%, or Ps. 7.1 million.

•      Cost of services decreased Ps. 23.1 million, or 7.5%, compared to 4Q13.

•      Operating income increased Ps. 47.3 million, or 7.6%.

•      EBITDA increased Ps. 81.0 million, or 9.6%, in 4Q14 compared to 4Q13. EBITDA margin (excluding the effects of IFRIC 12) increased from 67.3% in 4Q13 to 72.0% in 4Q14.

•	Net income and comprehensive income declined by Ps. 268.5 million, or 30.0%, mainly due to our recognition of deferred taxes in 4Q13 as a result of the 2014 fiscal reform, which generated a benefit of Ps. 207.4 million. Nonetheless, Net Income for the 2014 fiscal year only decreased by Ps. 3.7 million.

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona/Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 20154	Tel: 212 406 3691 / 646 462 4517
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

Operating Results

During the fourth quarter of 2014, total terminal passengers increased by 4.6 thousand, representing a 0.1% increase as compared to the same period of 2013. Domestic passenger traffic increased by 80.1 thousand passengers, while international passenger traffic decreased by 75.5 thousand passengers.

Total passenger traffic growth during the fourth quarter of 2014 was mainly driven by increases at the airports of Puerto Vallarta (22.8%), Guadalajara (3.6%) and Guanajuato (24.6%), where traffic increased by 152.1 thousand, 77.9 thousand, and 66.7 thousand passengers, respectively. It is important to mention the opening of the following routes during 4Q14:

Domestic:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

International:

Note: The number of frequencies or available seats on the above-mentioned routes are subject to change without notice.

GAP Fourth Quarter 2014 Report	Page 2 of 20

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Fourth Quarter 2014 Report	Page 3 of 20

Total Terminal Passengers (in thousands):

Note: Passenger traffic at the Los Cabos International Airport decreased during 4Q14 due to the impact of Hurricane Odile on the coast of Baja California Sur, which caused the suspension of commercial flights beginning on September 15. Commercial flights were reinstated on October 3. The prompt reopening of commercial flight operations at the airport limited the impact to passenger traffic, and which has maintained constant growth since reopening. Passenger traffic went from a drop of 66.2% in October to a decline of 10.5% in December, in each case compared to the previous year, improving at an average weekly rate of 7.7% from the reopening of the airport to commercial flights through the end of the year.

GAP Fourth Quarter 2014 Report	Page 4 of 20

Consolidated results for the fourth quarter 2014

GAP Fourth Quarter 2014 Report	Page 5 of 20

Revenues (4Q14 vs 4Q13)

•	Aeronautical revenues increased Ps. 21.1 million, or 2.2%.
•	Non-aeronautical revenues increased Ps. 8.1 million, or 2.6%.
•	Revenues from improvements to concession assets decreased Ps. 36.4 million, or 42.9%.
•	Total revenues declined Ps. 7.1 million, or 0.5%.

-	Aeronautical revenues increased by Ps. 21.1 million, or 2.2%, in 4Q14, mainly due to an increase of Ps. 37.6 million in revenues from passenger charges, as a result of the 0.1% growth in total passenger traffic during 4Q14. This effect was offset by a decrease in revenues from landing fees, aircraft parking, complementary services and leasing of space, which collectively declined by Ps. 16.5 million, or 8.6%.

-	Non-aeronautical revenues increased Ps. 8.1 million, or 2.6%, in 4Q14 compared to 4Q13, as a result of an Ps. 8.0 million, or 8.4%, increase in revenues from business lines operated directly by the Company, primarily due to revenues from convenience stores of Ps. 7.1 million, an increase of 156.6%, driven by the opening of new stores in several of the Company’s airports. In addition, revenues from business lines operated by third parties increased by Ps. 0.3 million, or 0.2%. This growth was lower than expected due to the impact of Hurricane Odile on the Los Cabos International Airport, since as a result, the airport operated with only one terminal during 4Q14.

GAP Fourth Quarter 2014 Report	Page 6 of 20

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 36.4 million, or 42.9%, due to a lower level of investment in 2014 than in 2013, in line with the commitments made in the Company’s Master Development Programs for 2014, which was the year with the lowest level of committed investment during the 2010-2014 period.

Total operating expenses in 4Q14 decreased Ps. 54.4 million, or 7.6%, compared to 4Q13, due to the following factors:

Cost of services decreased Ps. 23.1 million, or 7.5%, in 4Q14 compared to 4Q13, composed primarily of the following:

-	Other operating expenses for 4Q14 decreased Ps. 33.6 million, or 48.4%, due to a decrease in professional services fees of Ps. 21.5 million, in addition to a decrease in provisions for doubtful accounts of Ps. 11.1 million.

-	Utilities for 4Q14 decreased Ps. 4.9 million, or 14.8% compared to 4Q13, due mainly to government support, which waived electricity costs during October, November and December in Los Cabos, due to the impact of Hurricane Odile, which resulted in savings of Ps. 6.2 million.

-	Maintenance costs increased by Ps. 12.5 million, or 21.4%, compared to 4Q13, mainly due to maintenance for checked baggage inspection equipment, platforms and airport runways.

-	Safety, security and insurance costs for 4Q14 increased Ps. 1.7 million, or 3.7%, compared to 4Q13. This was due to an increase in security fees and to the contracting of additional third-party personnel for checked baggage inspection services.

-	Employee costs increased Ps. 1.1 million, or 1.1%, compared to 4Q13.

Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 36.4 million, or 42.9%, during 4Q14.

Operating margin for 4Q14 increased 380 basis points, from 46.3% in 4Q13 to 50.1% in 4Q14. Operating margin excluding the effects of IFRIC 12 increased 260 basis points, from 49.4% to 52.0% in 4Q14. The nominal value of operating income increased Ps. 47.3 million, or 7.6%.

EBITDA margin increased 640 basis points, from 63.0% in 4Q13 to 69.4% in 4Q14. EBITDA margin, excluding the effects of IFRIC 12, increased 470 basis points, from

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

GAP Fourth Quarter 2014 Report	Page 7 of 20

67.3% in 4Q13 to 72.0% in 4Q14. The nominal value of EBITDA increased Ps. 81.0 million, or 9.6%.

Finance income decreased by Ps. 18.4 million, from an income of Ps. 8.8 million in 4Q13 to an expense of Ps. 9.6 million in 4Q14. This decrease was mainly due to a decline in net interest income of Ps. 17.8 million, from an income of Ps. 7.0 million in 4Q13 to an expense of Ps. 10.7 million in 4Q14, driven by a decrease in average investment in 4Q14.

Net income and comprehensive income in 4Q14 decreased by Ps. 268.5 million, or 30.0%, compared to 4Q13, primarily as a result of an increase in income taxes of Ps. 297.4 million, or 111.6%. Income taxes increased Ps. 4.5 million in 4Q14, while deferred taxes went from a benefit of Ps. 441.5 million in 4Q13, to a benefit of Ps. 139.6 million in 4Q14, with a net decrease of Ps. 301.9 million in 4Q14. This result was due to the 2014 tax reform published at the end of 2013, which resulted in a benefit from deferred income taxes of Ps. 207.4 million in 4Q13 and which did not repeat in 2014.

GAP Fourth Quarter 2014 Report	Page 8 of 20

Consolidated results from January to December 2014

| | 12M13 | 12M14 | Change |
|---|---|---|---|
| **Revenues** | | | |
| Aeronautical services | 3,616,616 | 3,925,736 | 8.5% |
| Non aeronautical services | 1,170,492 | 1,338,542 | 14.4% |
| Improvements to concession assets (IFRIC 12) | 440,728 | 281,874 | (36.0%) |
| **Total revenues** | **5,227,836** | **5,546,152** | **6.1%** |
| | | | |
| **Operating costs** | | | |
| Costs of services: | 1,128,951 | 1,161,588 | 2.9% |
| Employee costs | 390,606 | 393,537 | 0.8% |
| Maintenance | 200,224 | 223,687 | 11.7% |
| Safety, security & insurance | 173,748 | 192,932 | 11.0% |
| Utilities | 141,855 | 147,793 | 4.2% |
| Other operating expenses | 222,518 | 203,639 | (8.5%) |
| | | | |
| Technical assistance fees | 171,470 | 194,228 | 13.3% |
| Concession taxes | 237,728 | 261,577 | 10.0% |
| Depreciation and amortization | 883,235 | 925,220 | 4.8% |
| Other expense | (7,453) | (43,424) | 482.7% |
| Cost of improvements to concession assets (IFRIC 12) | 440,728 | 281,874 | (36.0%) |
| **Total operating costs** | **2,854,659** | **2,781,063** | **(2.6%)** |
| **Operating income** | **2,373,177** | **2,765,089** | **16.5%** |
| | | | |
| Finance income (cost) | (51,159) | (7,990) | (84.4%) |
| | | | |
| **Earnings before income taxes** | **2,322,018** | **2,757,099** | **18.7%** |
| | | | |
| Income taxes | (75,788) | (514,579) | 579.0% |
| | | | |
| **Net income and comprehensive income** | **2,246,230** | **2,242,520** | **(0.2%)** |

| | 12M13 | 12M14 | Change |
|---|---|---|---|
| EBITDA | 3,256,410 | 3,690,309 | 13.3% |
| Net income and comprehensive income | 2,246,230 | 2,242,520 | (0.2%) |
| Net income and comprehensive income per share (pesos) | 4.0040 | 3.9974 | (0.2%) |
| Net income and comprehensive income per ADS (US dollars) | 2.7146 | 2.7101 | (0.2%) |
| | | | |
| Operating income margin % | 45.4% | 49.9% | 9.8% |
| Operating income margin % (excluding IFRIC 12) | 49.6% | 52.5% | 6.0% |
| EBITDA margin % | 62.3% | 66.5% | 6.8% |
| EBITDA margin % (excluding IFRIC 12) | 68.0% | 70.1% | 3.1% |
| Costs of services and improvements / Total revenues % | 30.0% | 26.0% | (13.3%) |
| Cost of services / Total revenues % (excluding IFRIC 12) | 23.6% | 22.1% | (6.4%) |

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares.

U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 14.7500 per U.S. dollar (noon buying rate on December 31, 2014, as published by the Board of Governors of the Federal Reserve).

GAP Fourth Quarter 2014 Report	Page 9 of 20

Revenues (for full-year 2014)

•	Aeronautical revenues increased Ps. 309.1 million, or 8.5%.
•	Non-aeronautical revenues increased Ps. 168.1 million, or 14.4%.
•	Revenues from improvements to concession assets decreased Ps. 158.9 million, or 36.0%.
•	Total revenues increased Ps. 318.3 million, or 6.1%.

-	Aeronautical revenues increased Ps. 309.1 million, or 8.5%, during 2014, mainly due to an increase of Ps. 298.0 million in revenues from passenger charges, as a result of the 6.7% growth in total passenger traffic during the same period.

-	Non-aeronautical revenues increased Ps. 168.1 million, or 14.4%, during2014 compared to 2013, mainly as a result of a Ps. 59.9 million, or 63.5%, increase in recovery of costs revenues, primarily as a result of the Company’s providing checked baggage inspection services to more airlines during 2014 than in 2013. Revenues from business lines operated directly by the Company increased by Ps. 59.6 million, due to the opening of new stores and VIP lounges during 2014, continuing the expansion of the Company in these business lines. In addition, revenues from businesses operated by third parties increased Ps. 48.6 million.

GAP Fourth Quarter 2014 Report	Page 10 of 20

-	Revenues from improvements to concession assets

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 158.9 million, or 36.0%, due to a lower level of investment in 2014 than in 2013, in line with the commitments made in the Company’s Master Development Programs for 2014, the year with the lowest level of committed investments during the 2010-2014 period.

Total operating expenses for 2014 decreased Ps. 73.6 million, or 2.6%, compared with 2013, due to the following factors:

Cost of services increased Ps. 32.6 million, or 2.9%, during 2014, compared with 2013, with cost of services composed primarily of the following factors:

-	Maintenance costs increased Ps. 23.5 million, or 11.7%, mainly due to maintenance performed on checked baggage inspection equipment, aprons and airport runways and an increase in cleaning services costs.

-	Safety, security and insurance costs for 2014 increased Ps. 19.2 million, or 11.0%, compared with the same period in 2013. This was due to an increase in security fees and to the contracting of additional third-party personnel for checked baggage inspection services.

-	Utilities increased by Ps. 5.9 million or 4.2% during 2014 compared with 2013, due to increases in energy and water rates.

-	Employee costs increased Ps. 2.9 million, or 0.8%.

-	Other operating expenses for 2014 decreased Ps. 18.9 million, or 8.5%, due to a decrease in professional services fees of Ps. 19.2 million, in addition to a decrease in provisions for doubtful accounts of Ps. 8.9 million. This was partially offset by an increase in the cost of supplies for convenience stores of Ps. 12.2 million, among other increased expenses.

Cost of improvements to concession assets (IFRIC 12) decreased Ps. 158.9 million, or 36.0%, during 2014.

Operating margin for 2014 increased 450 basis points, from 45.4% in 2013 to 49.9% in 2014. Operating margin excluding the effects of IFRIC 12 increased 290 basis points, from 49.6% in 2013 to 52.5% in 2014. The nominal value of operating income increased Ps. 391.9 million, or 16.5%.

EBITDA margin for 2014 increased 420 basis points, from 62.3% in 2013 to 66.5% in 2014. EBITDA margin excluding the effects of IFRIC 12 increased 210 basis points, from 68.0% in 2013 to 70.1% in 2014. The nominal value of EBITDA increased Ps. 433.9 million, or 13.3%.

Finance expense decreased Ps. 43.2 million, from an expense of Ps. 51.2 million in the period of 2013 to an expense of Ps. 8.0 million in 2014. This decrease in finance expense was mainly due to a change in interest expense, from an expense of Ps. 54.9 million in 2013 to an expense of Ps. 15.2 million in 2014. This was mainly driven by

GAP Fourth Quarter 2014 Report	Page 11 of 20

a decrease in interest on bank loans of Ps. 49.9 million during 2014. In addition, investment in Pemex bonds changed from an expense of Ps. 30.8 million in 2013 to an expense of Ps. 7.0 million in 2014, a decrease in this expense of 23.8 million. However, interest income decreased Ps. 30.6 million, due to the lower average cash during the year and the decrease in interest rates. Additionally, in 2014 a foreign exchange gain of Ps. 7.2 million was generated as compared to the foreign exchange gain of Ps. 3.7 million generated during 2013.

Net income and comprehensive income in 2014 decreased by Ps. 3.7 million, or 0.2%, compared to 2013. Pre-tax income increased Ps. 435.1 million, from Ps. 2,322.0 million in 2013 to Ps. 2,757.1 million in 2014, an increase of 18.7%. Income tax expenses increased Ps. 106.9 million compared to 2013, due to the decrease in benefits from deferred income taxes of Ps. 331.8 million, mainly as a result of an increase in deferred tax assets during 2013 following the 2014 tax reform. This effect did not take place during 2014.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport. The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company satisfactorily complied for the year 2013. Regulated revenues for the January-December 2014 period were Ps. 3,925.7 million, resulting from average aeronautical revenues of Ps. 147.9 per WLU. Regulated revenues accounted for 70.8% of total revenues and 74.6% of the sum of aeronautical and non-aeronautical revenues.

Statement of Financial Position

As of December 31, 2014, the Company had a balance of cash and cash equivalents of Ps. 1,595.5 million. The Company’s principal assets as of December 31, 2014 consisted of the net balance of the airport concessions’ value, equal to Ps. 9,611.3 million, rights to use airport facilities equal to Ps. 1,157.1 million and improvements to concession assets, machinery, equipment and leased buildings and advanced payments to suppliers, equal to a combined Ps. 5,991.4 million. These balances represented approximately 39.6%, 4.8% and 24.7% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 177.5 million as of December 31, 2014 as compared to the same period in the prior year.  This increase was primarily due to the fact that the accounting values of the airport concession assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects. In addition, the amendments implemented as a result of the 2014 fiscal reform resulted in a change to the corporate tax rate from 28% to 30% for 2014 and subsequent fiscal periods, which also contributed to the increase in deferred income taxes.

GAP Fourth Quarter 2014 Report	Page 12 of 20

CAPEX

During the period of January to December 2014, the Company invested Ps. 633.0 million in capital expenditures, mainly for investments carried out during the period of January to December 2014, as well as for investments for which payment was pending at 2013 year-end, in accordance with IAS 7 “Statement of Cash Flows”.

Recent Events

- On January 8 and February 3, 2015, the Company drew down Ps. 635.4 million and Ps. 375.6 million, respectively, from its credit line with Scotiabank, obtained on November 28, 2014, which was used to pay in advance other bank loans.

- During January and February 2015, the Company paid in advance the outstanding balance of the bank loans entered into with HSBC, Banamex and BBVA Bancomer, for a total amount of Ps. 989.5 million. These payments discharged the totality of the debt outstanding under facilities with these institutions.

- On February 20, 2015 the Company issued Long-Term Debt Certificates (Certificados Bursátiles de Largo Plazo ) on the Mexican market for Ps. 2,600.0 million, which are unsecured and have a principal payment at maturity, under its Ps. 9,000.0 million program approved by the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”) as a recurring issuer for the next five years. The issuance consisted of: (i) Certificates GAP 15 issued in the amounts of Ps. 1,100.0 million, at a variable rate equal to TIIE 28 plus 24 basis points with a maturity of 5 years and due February 14, 2020; and (ii) Certificates GAP 15-2 issued in the amounts of Ps. 1,500.0 million, at a fixed rate of 7.08%, with a maturity of 10 years and due February 7, 2025. The funds raised in this issuance will be used to pay existing outstanding debt with Scotiabank in an amount equal to Ps. 1,741.0 million; and the remaining Ps. 859.0 million of the proceeds will be used to finance capital investments in accordance with investments for 2015 set forth in the Company’s Master Development Program.

GAP Fourth Quarter 2014 Report	Page 13 of 20

Changes to Accounting Policies

The following accounting standards will enter into effect in the following fiscal years:

Accounting Standard	Effective
IFRS 14, Regulatory Deferral Accounts	1-Jan-16
Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations	1-Jan-16
Amendment to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization	1-Jan-16
Amendment to IAS 16 and IAS 41, Agriculture: Bearer Plants	1-Jan-16
IFRS 15, Revenue from Contracts with Customers	1-Jan-17
IFRS 9, Financial Instruments	1-Jan-18

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Fourth Quarter 2014 Report	Page 14 of 20

Exhibit A: Operating results by airport (in thousands of pesos):

| Airport | 4Q13 | 4Q14 | Change | 12M13 | 12M14 | Change |
|---|---|---|---|---|---|---|
| **Guadalajara** | | | | | | |
| Aeronautical services | 353,804 | 375,381 | 6.1% | 1,313,433 | 1,432,498 | 9.1% |
| Non aeronautical services | 102,225 | 108,829 | 6.5% | 383,075 | 426,012 | 11.2% |
| Improvements to concession assets (IFRIC 12) | 33,188 | 29,620 | (10.8%) | 239,182 | 194,904 | (18.5%) |
| **Total Revenues** | **489,217** | **513,829** | **5.0%** | **1,935,689** | **2,053,413** | **6.1%** |
| Operating Income | 291,739 | 294,596 | 1.0% | 1,056,789 | 1,171,898 | 10.9% |
| **EBITDA** | **350,779** | **363,985** | **3.8%** | **1,293,245** | **1,418,042** | **9.6%** |
| | | | | | | |
| **Tijuana** | | | | | | |
| Aeronautical services | 147,744 | 142,906 | (3.3%) | 546,309 | 568,992 | 4.2% |
| Non aeronautical services | 36,724 | 39,921 | 8.7% | 136,413 | 164,611 | 20.7% |
| Improvements to concession assets (IFRIC 12) | 1,277 | 1,055 | (17.4%) | 9,433 | 4,016 | (57.4%) |
| **Total Revenues** | **185,744** | **183,883** | **(1.0%)** | **692,155** | **737,619** | **6.6%** |
| Operating Income | 88,666 | 80,371 | (9.4%) | 324,700 | 354,216 | 9.1% |
| **EBITDA** | **121,512** | **115,773** | **(4.7%)** | **455,541** | **489,318** | **7.4%** |
| | | | | | | |
| **Puerto Vallarta** | | | | | | |
| Aeronautical services | 115,158 | 144,570 | 25.5% | 460,433 | 545,916 | 18.6% |
| Non aeronautical services | 41,358 | 51,618 | 24.8% | 166,495 | 199,685 | 19.9% |
| Improvements to concession assets (IFRIC 12) | 17,675 | 672 | (96.2%) | 23,716 | 14,575 | (38.5%) |
| **Total Revenues** | **174,191** | **196,860** | **13.0%** | **650,646** | **760,177** | **16.8%** |
| Operating Income | 70,820 | 101,621 | 43.5% | 304,293 | 398,540 | 31.0% |
| **EBITDA** | **102,565** | **134,105** | **30.8%** | **430,983** | **526,454** | **22.2%** |
| | | | | | | |
| **Los Cabos** | | | | | | |
| Aeronautical services | 147,298 | 99,384 | (32.5%) | 604,215 | 599,879 | (0.7%) |
| Non aeronautical services | 84,128 | 57,296 | (31.9%) | 335,338 | 331,469 | (1.2%) |
| Improvements to concession assets (IFRIC 12) | 2,293 | 10,825 | 372.1% | 13,872 | 46,078 | 232.2% |
| **Total Revenues** | **233,719** | **167,505** | **(28.3%)** | **953,426** | **977,427** | **2.5%** |
| Operating Income | 120,827 | 64,119 | (46.9%) | 527,153 | 513,960 | (2.5%) |
| **EBITDA** | **162,269** | **126,706** | **(21.9%)** | **692,208** | **701,007** | **1.3%** |

GAP Fourth Quarter 2014 Report	Page 15 of 20

Exhibit A: Operating results by airport (in thousands of pesos) - continued:

| Airport | 4Q13 | 4Q14 | Change | 12M13 | 12M14 | Change |
|---|---|---|---|---|---|---|
| **Hermosillo** | | | | | | |
| Aeronautical services | 45,734 | 44,409 | (2.9%) | 173,831 | 173,782 | (0.0%) |
| Non aeronautical services | 11,227 | 14,549 | 29.6% | 40,139 | 54,920 | 36.8% |
| Improvements to concession assets (IFRIC 12) | (224) | 2,664 | (1288.0%) | 78 | 6,637 | 8430.6% |
| **Total Revenues** | **56,737** | **61,621** | **8.6%** | **214,048** | **235,338** | **9.9%** |
| Operating Income | 23,541 | 21,275 | (9.6%) | 86,160 | 90,660 | 5.2% |
| **EBITDA** | **34,436** | **32,585** | **(5.4%)** | **129,611** | **134,646** | **3.9%** |
| | | | | | | |
| **Guanajuato** | | | | | | |
| Aeronautical services | 44,420 | 56,410 | 27.0% | 163,010 | 202,486 | 24.2% |
| Non aeronautical services | 11,890 | 17,659 | 48.5% | 40,808 | 60,343 | 47.9% |
| Improvements to concession assets (IFRIC 12) | 469 | 503 | 7.2% | 7,009 | 1,496 | (78.7%) |
| **Total Revenues** | **56,779** | **74,573** | **31.3%** | **210,827** | **264,324** | **25.4%** |
| Operating Income | 24,751 | 39,532 | 59.7% | 82,161 | 132,200 | 60.9% |
| **EBITDA** | **35,181** | **50,044** | **42.2%** | **122,941** | **174,006** | **41.5%** |
| | | | | | | |
| **Others** (1) | | | | | | |
| Aeronautical services | 93,813 | 106,054 | 13.0% | 355,385 | 402,184 | 13.2% |
| Non aeronautical services | 20,536 | 26,347 | 28.3% | 68,223 | 101,503 | 48.8% |
| Improvements to concession assets (IFRIC 12) | 30,060 | 3,033 | (89.9%) | 147,437 | 14,169 | (90.4%) |
| **Total Revenues** | **144,409** | **135,434** | **(6.2%)** | **571,044** | **517,855** | **(9.3%)** |
| Operating Income | 4,602 | 28,742 | 524.5% | 21,594 | 67,849 | 214.2% |
| **EBITDA** | **39,953** | **69,502** | **74.0%** | **151,158** | **229,154** | **51.6%** |
| | | | | | | |
| **Total** | | | | | | |
| Aeronautical services | 947,971 | 969,114 | 2.2% | 3,616,616 | 3,925,736 | 8.5% |
| Non aeronautical services | 308,088 | 316,219 | 2.6% | 1,170,492 | 1,338,542 | 14.4% |
| Improvements to concession assets (IFRIC 12) | 84,737 | 48,372 | (42.9%) | 440,728 | 281,874 | (36.0%) |
| **Total Revenues** | **1,340,796** | **1,333,705** | **(0.5%)** | **5,227,837** | **5,546,152** | **6.1%** |
| Operating Income | 624,946 | 630,256 | 0.8% | 2,402,849 | 2,729,324 | 13.6% |
| **EBITDA** | **846,695** | **892,699** | **5.4%** | **3,275,685** | **3,672,627** | **12.1%** |

(1) “Others” include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP Fourth Quarter 2014 Report	Page 16 of 20

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):

GAP Fourth Quarter 2014 Report	Page 17 of 20

Exhibit C: Consolidated statement of Cash Flows (in thousands of pesos):

GAP Fourth Quarter 2014 Report	Page 18 of 20

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

| | 4Q13 | 4Q14 | Change | 12M13 | 12M14 | Change |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Aeronautical services | 947,971 | 969,114 | 2.2% | 3,616,616 | 3,925,736 | 8.5% |
| Non aeronautical services | 308,088 | 316,219 | 2.6% | 1,170,492 | 1,338,542 | 14.4% |
| Improvements to concession assets (IFRIC 12) | 84,737 | 48,372 | (42.9%) | 440,728 | 281,874 | (36.0%) |
| **Total revenues** | **1,340,796** | **1,333,705** | **(0.5%)** | **5,227,836** | **5,546,152** | **6.1%** |
| | | | | | | |
| **Operating costs** | | | | | | |
| Costs of services: | 307,858 | 284,726 | (7.5%) | 1,128,951 | 1,161,588 | 2.9% |
| Employee costs | 101,872 | 102,980 | 1.1% | 390,606 | 393,537 | 0.8% |
| Maintenance | 58,484 | 71,023 | 21.4% | 200,224 | 223,687 | 11.7% |
| Safety, security & insurance | 45,243 | 46,927 | 3.7% | 173,748 | 192,932 | 11.0% |
| Utilities | 32,909 | 28,028 | (14.8%) | 141,855 | 147,793 | 4.2% |
| Other operating expenses | 69,350 | 35,769 | (48.4%) | 222,518 | 203,639 | (8.5%) |
| | | | | | | |
| Technical assistance fees | 44,558 | 48,772 | 9.5% | 171,470 | 194,228 | 13.3% |
| Concession taxes | 62,270 | 63,970 | 2.7% | 237,728 | 261,577 | 10.0% |
| Depreciation and amortization | 224,497 | 258,149 | 15.0% | 883,235 | 925,220 | 4.8% |
| Other expense | (3,692) | (38,150) | 933.3% | (7,453) | (43,424) | 482.7% |
| Cost of improvements to concession assets (IFRIC 12) | 84,737 | 48,372 | (42.9%) | 440,728 | 281,874 | (36.0%) |
| **Total operating costs** | **720,230** | **665,839** | **(7.6%)** | **2,854,659** | **2,781,063** | **(2.6%)** |
| **Operating income** | **620,567** | **667,866** | **7.6%** | **2,373,177** | **2,765,089** | **16.5%** |
| | | | | | | |
| Finance income (cost) | 8,887 | (9,551) | (207.5%) | (51,159) | (7,990) | (84.4%) |
| | | | | | | |
| **Earnings before income taxes** | **629,454** | **658,316** | **4.6%** | **2,322,018** | **2,757,099** | **18.7%** |
| | | | | | | |
| Income taxes | 266,432 | (30,926) | (111.6%) | (75,788) | (514,579) | 579.0% |
| | | | | | | |
| **Net income and comprehensive income** | **895,886** | **627,390** | **(30.0%)** | **2,246,230** | **2,242,520** | **(0.2%)** |

GAP Fourth Quarter 2014 Report	Page 19 of 20

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under common stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Exhibit F: Other operating data (in thousands of pesos):

WLU – Workload units represent passenger traffic plus units (1 cargo unit = 100 kilograms of cargo).

* * *

GAP Fourth Quarter 2014 Report	Page 20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: February 27, 2015